Delisting Determination,The Nasdaq Stock Market, LLC,
October 6, 2009, Velocity Express Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Velocity Express Corporation
(the Company), effective at the opening of the trading session on October 16, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The Company was notified of the Staffs determination on February 4, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issed a decision dated April 20, 2009, granting the COmpany an exception until August 3, 2009, conditioned upon the Company's regaining compliance by that date.
On July 27, 2009, the Panel issued a decision notifying the Company that because it had not regained compliance with Rule 5550(b)(1),it did not qualify for inclusion on the Exchange. Trading in the Companys securities was suspended on August 5, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 17, 2009.